

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 1, 2006

Mr. J. Marvin Quin
Senior Vice President and Chief Financial Officer
Ashland Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

> **RE:** **Forms 10-K and 10-K/A for fiscal year ended September 30, 2005**
> **Forms 10-Q for the periods ended December 31, 2005, March 31 and**
> **June 30, 2006**
> **File No. 1-32532**

Dear Mr. Quin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief